Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4163

COPY

02 NOV -5 AM 8:47

PLEASE REPLY TO: VIVIAN LOUIE, LAW CLERK
Direct Line: (416) 860-7150 Ext.254
Direct Email: jcolaw@jcolaw.com

October 25, 2002

VIA TELECOPIER ONLY

Fax: (604) 899-6550
British Columbia Securities Commission
12th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Insider Reports

Fax: (416) 593-3666
Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Insider Reports

Fax: (780) 422-0777
Alberta Securities Commission
10025 Jasper Avenue, 19th Floor
Edmonton, Alberta T5J 3Z5
Attention: Insider Reports

02055890

SUPPL

Dear Sirs/Mesdames:

RE: Outlook Resources Inc. ("Outlook")
Formerly Cantex Energy Inc.
File No. 1006

Enclosed please find a copy of an Insider Report for **WILLIAM R. JOHNSTONE** dated October 25, 2002.

PROCESSED
NOV 2 ? 2002
THOMSON
FINANCIAL

Yours very truly,

JOHNSTONE & COMPANY

COPY

Per: Vivian Louie
Law Clerk

Encl.

cc: United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**

F:\WPDOC\LTR\Outlook\INS-wrj oct02.wpd

dlw 11/14

Exemption No. 82 - 4163

FORM 55-102F6

INSIDER REPORT

(See Instructions on the back of this report)

Notice - Collection and Use of *Personal Information*. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

OUTLOOK RESOURCES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 27 | 5 | 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: JOHNSTONE

GIVEN NAMES: WILLIAM R.

No.: 88 STREET: DIVADALE DRIVE APT:

CITY: TORONTO

PROV.: ONTARIO POSTAL CODE: M4G 2P2

BUSINESS TELEPHONE NUMBER: 416-860-7150

BUSINESS FAX NUMBER: 416-860-9843

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-4163

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	255,000									255,000	0	
COMMON SHARES	25,646	18	10	2002	10	26,000		$0.07		51,646	1	See Remark 1
COMMON SHARES	20,000									20,000	1	See Remark 2
OPTIONS	220,000									220,000	0	
WARRANTS	16,000	1	8	2002	55		16,000			NIL	0	See Remark 3

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. **51,646 common shares are held by Merlin Capital Corp. of which the undersigned is the sole shareholder.**
2. **20,000 common shares are held by Poplar Properties Inc. in which the undersigned has a 50% interest.**
3. **16,000 share purchase warrants each of which entitled the undersigned to acquire one (1) common share at a price of $0.15 on or before August 1, 2002 expired on August 1, 2002.**

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): WILLIAM R. JOHNSTONE

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): 25 | 10 | 2002